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Marc Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax marc.williams@davispolk.com

January 19, 2021

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Morgan Stanley Registration Statement on Form S-4 Filed December 4, 2020 File No. 333-251157

Dear Sir or Madam:

On behalf of our client, Morgan Stanley, a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated December 21, 2020 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and a marked copy of Amendment No. 1 showing the changes to the Registration Statement filed on December 4, 2020.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. We have included page numbers to refer to the locations in Amendment No. 1 where the revised language addressing the comment appears.

Form S-4 filed December 4, 2020

Cover Page

1.
Please disclose on the Cover Page and in the Question and Answer section what the cash valuation was for each Eaton Vance share as of the date prior to the announcement of the merger and as of the most practicable date prior to the date of the prospectus.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on the Cover Page of Amendment No. 1 and on page 2 of Amendment No. 1 to include the requested information.

* * *

2	January 19, 2021

Please do not hesitate to contact me at (212) 450-6145, (212) 701-5843 (fax) or marc.williams@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marc Williams

cc:
Jonathan M. Pruzan, Executive Vice President and Chief Financial Officer, Morgan Stanley
Frederick S. Marius, Vice President, Secretary and Chief Legal Officer, Eaton Vance Corp.
Joseph B. Conahan, Wilmer Cutler Pickering Hale and Dorr LLP
Eric P. Hanson, Wilmer Cutler Pickering Hale and Dorr LLP